Exhibit 2.01

PROMISSORY NOTE

US$141,525.00	San Francisco, California
January 1, 2006

     FOR VALUE RECEIVED, the undersigned, ADVANCED PROTEOME THERAPEUTICS INC., a Delaware corporation (hereinafter called “Borrower”), promises to pay to the order of Alexander Krantz, an individual, located at 1200 Taylor Street, #14, San Francisco, California 94108, Attn: Alexander Krantz (together with his successors and assigns, collectively called “Holder”) at Holder’s principal address or at such other address as Holder shall designate in writing, the PRINCIPAL SUM OF ONE HUNDRED FORTY-ONE THOUSAND FIVE HUNDRED TWENTY-FIVE DOLLARS AND NO/CENTS ($141,525.00), with interest thereon from the date hereof until paid at the rate and in the manner hereinafter provided in lawful money of the United States of America.

     Interest shall accrue at a rate of FIVE (5%) PERCENT per annum. Payments of interest only, in arrears, shall be due and payable on the last day of each calendar year. The entire indebtedness evidenced by this Promissory Note, principal and all then-accrued and unpaid interest, shall be due and payable on December 31, 2008 (the “Maturity Date”).

     Payments of principal and interest not paid when due or after default shall bear interest at TWELVE (12%) PERCENT per annum, compounded monthly.

     This Note may be prepaid in whole or in part without penalty. No partial prepayment shall extend or postpone the due date, unless the Holder shall otherwise agree in writing.

     This Note shall become immediately due and payable, including the entire balance of principal and interest then accrued and unpaid, prior to due date (exercisable without notice and regardless of any prior forbearance or indulgence) of the Holder upon the occurrence of any one or more of the following events:

     (1) default in the performance or observance of any of the terms and provisions of this Note or of any instrument securing this Note;

     (2) failure to make any payment due hereunder within TEN (10) DAYS of its due date; or

     (3) institution of bankruptcy or insolvency proceedings by the Borrower, or any endorser or guarantor hereof or against the Borrower or any endorser or guarantor hereof, not vacated, terminated or stayed within SIXTY (60) DAYS from the date thereof.

     Borrower hereby waives presentment for payment, notice of dishonor, and protest, and consents without notice or further assent to the granting by the Holder or any extension of the time for payment of this Note or any forbearance or indulgence whatsoever.

     This Note shall be the joint and several obligation of the Borrower and all sureties, guarantors and endorsers, and shall be binding upon them and their respective successors and assigns and each or any of them.

     This Note shall for all purposes be enforced and construed in accordance with the substantive law of the State of Delaware.

     The Borrower has received a copy of this Note.

ADVANCED PROTEOME
THERAPEUTICS

By: /s/ Alexander Krantz
ALEXANDER KRANTZ, Its
President and not Individually